United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-70363

DECRANE HOLDINGS CO.

(Exact name of registrant as specified in its charter)

c/o Credit Suisse First Boston/DLJ Merchant Banking Partners II, L.P.
Eleven Madison Avenue, New York, New York 10010
(212) 325-2000

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $.01 par value

Warrants to purchase common stock, $.01 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:   12

Pursuant to the requirements of the Securities Exchange Act of 1934, DeCrane Holdings Co. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 16, 2004

DeCrane Holdings Co.

By:	/S/ RICHARD J. KAPLAN
Name:	Richard J. Kaplan
Title:	Chief Financial Officer and Assistant Secretary